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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8-29577

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cetera Advisor Networks LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 North Sepulveda Boulevard, Suite 1300
(No. and Street)

El Segundo	CA	90245-5672
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Paul Shelson — (320) 229-3191
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

601 South Figueroa Street Suite 900	Los Angeles	California	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Mark Paul Shelson, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2014, and supplemental schedule as of December 31, 2014, pertaining to Cetera Advisor Networks LLC (the "Company") are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

LINDA D. FEDDEMA
Notary Public
State of Minnesota
My Commission Expires
January 31, 2020

Mark Paul Shelson 02/26/15
Signature Date

Chief Financial Officer
Title

Linda D. Feddema
Notary Public

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Income
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Member's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)
(x)		Notes to Financial Statements
(x)	(g)	Unconsolidated Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( )	(h)	Unconsolidated Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (claims an exemption from requirements. See Note 11 to financial statements)
( )	(i)	Unconsolidated Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (claims an exemption from requirements. See Note 11 to financial statements)
( )	(j)	A Reconciliation, including Appropriate Explanations of the Computation of Net Capital under Rule 15c3-1 (included in item g) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (Not Required)
()	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable)
(x)	(l)	An Oath or Affirmation
(x)	(m)	A Copy of the SIPC Supplemental Report (Filed as a Separate Document)
( )	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

CETERA ADVISOR NETWORKS LLC
(SEC I.D. No. 8-29577)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014 AND
INDEPENDPENT AUDITORS' REPORT

Filed pursuant to Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a PUBLIC DOCUMENT.

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Cetera Advisor Networks LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Cetera Advisor Networks LLC ("the Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of the statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
March 2, 2015

PricewaterhouseCoopers LLP, 601 South Figueroa Street, Los Angeles, CA 90017
T: (213) 356 6000, F: (813) 637 4444, www.pwc.com/us

CETERA ADVISOR NETWORKS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 26,561,946
Fees and commissions receivable	27,721,417
Other receivables, net of allowance of $149,400	7,825,080
Notes receivable, net of allowance of $365,084	1,896,718
Other assets	2,746,847
TOTAL	$ 66,752,008

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Commissions payable	$ 28,575,002
Accrued expenses and accounts payable	2,863,055
Accrued compensation	3,367,535
Deferred revenue	2,151,154
Other liabilities	1,354,491
Total liabilities	38,311,237
MEMBER'S EQUITY	28,440,771
TOTAL	$ 66,752,008

See notes to statement of financial condition.

CETERA ADVISOR NETWORKS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2014

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

Cetera Advisor Networks LLC (the "Company") is a fully disclosed introducing broker-dealer registered under the Securities Exchange Act of 1934, a registered investment advisor and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage, investment advisory and planning, and insurance services to the public nationally through independent financial advisors.

The Company is a wholly owned subsidiary of Cetera Financial Group, Inc. ("Cetera Financial") which is a wholly owned subsidiary of Cetera Financial Holdings, Inc. ("Cetera Holdings"). Effective April 29, 2014, Cetera Holdings became a wholly owned subsidiary of RCS Capital Holdings, LLC ("RCS Holdings"), which is a wholly owned subsidiary of RCS Capital Corporation ("RCAP"). The purchase accounting adjustments related to this acquisition are all accounted for at the Cetera Holdings level and not pushed down to the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid instruments purchased with original maturities of 90 days or less. The Company had $11,131,751 in cash balances as of December 31, 2014 that were in excess of the FDIC insured limits.

Fees and Commissions Receivable

Fees and commissions receivable includes commissions from mutual funds, variable annuities, insurance product purchases transacted directly with the product manufacturers, and mutual fund and annuity trailers.

Other Receivables

Other receivables primarily consist of other accrued fees from product sponsors and financial advisors. The Company periodically extends credit to its financial advisors in the form of commission advances. The decisions to extend credit to financial advisors are generally based on the financial advisors' ability to generate future commissions. Management maintains an allowance for uncollectible amounts using an aging analysis that takes into account the financial advisors' registration status. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

Notes Receivable

The Company loans money to certain of its financial advisors under two types of promissory note agreements, which bear interest at various rates and have various maturities. Such agreements include forgivable promissory notes and payback promissory notes. Management establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, management considers a number of factors, including its ability to collect from the financial advisor and the Company's historical experience in collecting on such transactions. See Note 4 for more information.

Other Assets

Other assets primarily consist of prepaid expenses.

3. FAIR VALUE DISCLOSURES

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the quarterly reporting period in which they occur. For the year ended December 31, 2014, there were no transfers between Levels 1, 2 and 3.

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Mutual funds and publicly traded securities with sufficient trading volume are fair valued by management using quoted prices for identical instruments in active markets. Accordingly, these securities are primarily classified within Level 1. Government bonds, U.S. Treasury securities, corporate bonds and certificates of deposit are fair valued by management using references to prices for similar instruments, quoted prices or recent transactions in less active markets and these securities are primarily classified within Level 2.

Pursuant to the terms of a 2012 acquisition agreement, the Company is obligated to pay contingent consideration. The Company estimated the fair value of the contingent consideration at the close of the transaction using discounted cash flows. The fair value of the contingent consideration is based on financial forecasts determined by management that included assumptions about growth in earnings and discount rates. The Company evaluates the actual progress toward achieving the financial targets quarterly and adjusts the estimated fair value of the contingent consideration, with any changes in fair value recognized in earnings. Accordingly, the contingent consideration is classified as Level 3 in the Company's fair value hierarchy.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of December 31, 2014 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 14,968,827	$ —	$ —	$ 14,968,827
Trading securities – recorded in other assets:				
Equity securities	533	—	—	533
Mutual funds	77,889	—	—	77,889
U.S. government bonds	—	192	—	192
Total trading securities	78,422	192	—	78,614
Total	$ 15,047,249	$ 192	$ —	$ 15,047,441
Liabilities:				
Other liabilities - recorded in other liabilities:				
Mutual funds and unit investment trusts	60	—	—	60
State and municipal government obligations	5,014	—	—	5,014
Contingent liability	—	—	184,846	184,846
Total	$ 5,074	$ —	$ 184,846	$ 189,920

4. NOTES RECEIVABLE

The Company loans money to certain of its financial advisors under two types of promissory note agreements, which bear interest at various rates and have various maturities. Such agreements include forgivable notes and payback notes. Management establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, management considers a number of factors, including its ability to collect from the financial advisor and the Company's historical experience in collecting on such transactions.

Payback notes are promissory notes extended primarily to financial advisors with the obligation to pay back the principal and accrued interest.

The forgivable notes contain provisions for forgiveness of principal and accrued interest if the financial advisor meets specified revenue production levels or length of service. The forgiveness determination is made at specified intervals that coincide with scheduled principal and interest payments. The Company amortizes the principal balance of the forgivable notes along with accrued interest ratably over the contractual term of the notes. In the event the financial advisor does not meet the specified production level, the scheduled principal and interest are due. The Company intends to hold the notes for the term of the agreements.

The Company monitors its outstanding notes on a monthly basis to identify potential credit loss and impairment. Notes receivable are considered impaired when, based upon current information and events, management estimates it is probable that the Company will be unable to collect amounts due according to the terms of the promissory note. Criteria used to determine if impairment exists include, but are not limited to: historical payment and collection experience of the individual loan, historical production levels, the probability of default on the loan, status of the representative's affiliation agreement with the Company, and, or any regulatory or legal action related to the representative.

The Company's notes receivable for the year ended December 31, 2014 were as follows:

	Forgivable loans	Payback loans	Total
Balance	$ 2,204,218	$ 57,584	$ 2,261,802
Allowance	(364,788)	(296)	(365,084)
Balance, Net	$ 1,839,430	$ 57,288	$ 1,896,718

5. SHARE-BASED COMPENSATION

Restricted stock grants were issued to certain registered representatives of the Company. Such shares were those of Cetera Holdings, the Company's ultimate parent, which settled through member's equity. In addition, certain employees of the Company had been granted stock options for Cetera Holdings stock, which settled through member's equity.

RCAP Equity Plan

The RCAP Equity Plan provides for the grant of stock options, stock appreciation rights, restricted shares of Class A common stock, restricted stock units, dividend equivalent rights and other equity-based awards to individuals who are, as of the date of grant, employees of RCAP or its affiliates. Certain employees of the Company have been granted restricted shares under the RCAP Equity Plan.

6. INCOME TAXES

The Company believes that, as of December 31, 2014, it had no material uncertain tax positions. There was no liability for interest or penalties accrued as of December 31, 2014.

The Company will file tax returns in various state jurisdictions. The Company is no longer subject to U.S. federal tax examinations for years before 2011.The Company's state income tax returns are open to audit under the statute of limitations for 2010 to 2013.

7. EMPLOYEE BENEFIT PLANS

401(k) and Health and Welfare Benefit Plan for Employees —The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare benefit plan that are administered by an affiliate. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by an affiliate. Costs of the plan are allocated to the Company based on rates determined by an affiliate. The Company had no separate employee benefit plan in 2014 and relied on its affiliated company to cover all eligible employees. All benefits that were paid by an affiliate were charged back to the Company for reimbursement.

8. RELATED PARTY TRANSACTIONS

Cetera Financial allocates a portion of its general administrative expenses to the Company based on volume, number of personnel, and activity. At December 31, 2014, outstanding payables to affiliates in connection with these services of $1,126,548 were included in accrued expenses and accounts payable.

During the year Cetera Financial transferred the assets and liabilities related to the Company's deferred compensation plan.

The Company transferred goodwill and intangible assets in the amount of $24,815,109 to Cetera Financial through a distribution.

The Company earns commission and marketing reallowance revenue from an entity under common control from the sale of non-publicly traded Real Estate Investment Trusts. At December 31, 2014, outstanding receivables from affiliates in connection with these transactions of $65,611 were included in other assets.

9. COMMITMENTS AND CONTINGENCIES

Leases — The Company leases certain facilities and equipment under various operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases. The following table shows the future annual minimum rental payments due:

		Year Ended December 31,
2015	$	93,824
2016		89,574
2017		89,574
2018		89,574
2019		44,787
Total	$	407,333

Legal proceedings related to business operations— The Company is involved in legal proceedings from time to time arising out of their business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance. The Company records legal reserves and related insurance recoveries on a gross basis. As of December 31, 2014, the Company recorded legal reserves related to several matters of $40,000 in other liabilities in the statement of financial condition.

Clearing broker - Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2014, the Company complied with all such requirements.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. SEC Uniform Net Capital Rule 15c3-1 requires the maintenance of the greater of the minimum dollar amount of net capital required, which is based on the nature of the Company's business, or $1/15^{th}$ of aggregate indebtedness, as defined and requires that the ratio of aggregate indebtedness to net capital, both as defined not exceed 15 to 1. The Company has elected to use the alternative method of computing net capital, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2014, the Company had net capital of $13,785,425, which was $13,535,425 in excess of required net capital of $250,000

11. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(ii) of the Rule. The Company is an introducing broker or dealer that clears its securities transactions on a fully disclosed basis with a clearing broker, carries no customers' accounts, promptly transmits all customer funds and customer securities with the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

12. SUBSEQUENT EVENTS

Management evaluated activity of the Company through March 2, 2015, the date the statement of financial condition was available to be issued and concluded that no subsequent events have occurred that would require recognition or disclosure.

* * * * * *

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Cetera Advisor Networks LLC:

We have reviewed Cetera Advisor Networks LLC's assertions, included in the accompanying Cetera Advisor Networks LLC's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3 (k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period June 1, 2014 to December 31, 2014 except as described in its exemption report with respect to the list of exceptions identified in the Appendix. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period June 1, 2014 to December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Los Angeles, CA
March 2, 2015

PricewaterhouseCoopers LLP, 601 S. Figueroa, Los Angeles, CA 90017
T: (213) 356-6000, F: (813) 637-4444, www.pwc.com/us

Cetera Advisor Networks LLC's
Exemption Report
Appendix

Checks Received:

Registered representative inadvertently failed to promptly forward checks on the dates listed below.

Received Date	Forwarded Date	Amount
7/18/14	7/21/14	$ 171.00
6/2/2014	6/5/2014	$ 201,234.99
6/6/2014	6/10/2014	$ 100,000.00
6/16/2014	6/20/2014	$ 125,787.16
6/17/2014	6/19/2014	$ 150,000.00
6/20/2014	6/24/2014	$ 7,093.41
6/26/2014	7/1/2014	$ 2,600.00
7/10/2014	7/22/2014	$ 10,000.00
7/15/2014	8/19/2014	$ 5,000.00
7/15/2014	8/19/2014	$ 5,000.00
7/31/2014	8/4/2014	$ 230.80
8/4/2014	8/7/2014	$ 2,000.00
8/4/2014	8/7/2014	$ 20.00
8/5/2014	8/7/2014	$ 881.51
8/7/2014	8/20/2014	$ 16,561.36
8/11/2014	8/13/2014	$ 25,000.00
8/12/2014	8/14/2014	$ 123.96
8/15/2014	8/18/2014	$ 100.00
8/26/2014	8/28/2014	$ 1,000.00
8/27/2014	9/3/2014	$ 541.00
8/28/2014	9/4/2014	$ 900.00
8/28/2014	9/4/2014	$ 500.00
9/5/2014	9/15/2014	$ 64,997.00
9/5/2014	10/29/2014	$ 10,000.00
9/8/2014	9/10/2014	$ 20,000.00
9/9/2014	9/11/2014	$ 250.00
9/9/2014	9/11/2014	$ 1,500.00
9/15/2014	9/17/2014	$ 60,000.00
10/10/2014	10/14/2014	$ 2,000.00
10/20/2014	10/22/2014	$ 1,200,000.00
10/20/2014	10/28/2014	$ 97.56

Checks Received:

Registered representative inadvertently failed to promptly forward checks on the dates listed below.

Received Date	Forwarded Date	Amount
11/1/2014	11/5/2014	$ 1,500.00
11/1/2014	11/5/2014	$ 140,590.95
11/10/2014	11/12/2014	$ 13,402.45
11/10/2014	11/14/2014	$ 40,000.00
11/18/2014	11/20/2014	$ 5,000.00
11/21/2014	11/25/2014	$ 15,034.74
11/26/2014	12/4/2014	$ 1,000.00
12/1/2014	12/4/2014	$ 104,707.76
12/1/2014	1/29/2015	$ 131,097.77
12/2/2014	12/9/2014	$ 50,000.00
12/8/2014	1/29/2015	$ 60,683.69
12/11/2014	12/13/2014	$ 4,800.00
12/11/2014	12/17/2014	$ 14,500.00
12/11/2014	12/17/2014	$ 5,500.00
12/13/2014	12/15/2014	$ 1,000.00
12/13/2014	12/15/2014	$ 1,000.00
12/17/2014	12/19/2014	$ 24,408.28
12/17/2014	12/31/2014	$ 100.00
12/18/2014	12/22/2014	$ 100,000.00
12/20/2014	12/23/2014	$ 100,000.00
12/20/2014	12/23/2014	$ 100,000.00
12/20/2014	12/23/2014	$ 100,000.00
12/20/2014	12/23/2014	$ 70,000.00
12/20/2014	12/26/2014	$ 10,000.00

Securities Received:

Registered representative inadvertently failed to promptly forward checks on the dates listed below.

Received Date	Forwarded Date	Share Quantity	Approx Value
8/15/14	8/18/14	202	$ 7,000.00
8/15/14	8/18/14	101	$ 3,500.00
8/15/14	8/18/14	101	$ 3,500.00
10/6/14	10/10/14	5000	$ 5,000.00
10/6/14	10/10/14	5000	$ 5,000.00
8/14/2014	8/18/2014	25	$ 1,300.00
8/14/2014	8/18/2014	106	$ 3,816.00
8/29/2014	10/28/2014	300	$ 15,000.00
8/29/2014	10/3/2014	2904	$ 252,648.00
8/29/2014	10/3/2014	1553	$ 79,200.00
8/29/2014	11/13/2014	1614	$ 16,140.00
11/21/2014	11/25/2014	689	$ 39,300.00

Cetera Advisor Networks LLC
Exemption Report

Cetera Advisor Networks LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2)(ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(ii) for the period June 1, 2014 through December 31,2014 except as described in the Appendix.

Cetera Advisor Networks LLC

I, Mark Paul Shelson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Mark Shelson

Title: Chief Financial Officer

March 2, 2015

Cetera Advisor Networks LLC
Exemption Report
Appendix

Checks		
Registered representative inadvertently failed to promptly forward checks on the dates listed below		
Received Date	Forwarded Date	Amount
6/2/2014	6/5/2014	$ 201,234.99
6/6/2014	6/10/2014	$ 100,000.00
6/16/2014	6/20/2014	$ 125,787.16
6/17/2014	6/19/2014	$ 150,000.00
6/20/2014	6/24/2014	$ 7,093.41
6/26/2014	7/1/2014	$ 2,600.00
7/10/2014	7/22/2014	$ 10,000.00
7/15/2014	8/19/2014	$ 5,000.00
7/15/2014	8/19/2014	$ 5,000.00
7/18/2014	7/21/14	$ 171.00
7/31/2014	8/4/2014	$ 230.80
8/4/2014	8/7/2014	$ 2,000.00
8/4/2014	8/7/2014	$ 20.00
8/5/2014	8/7/2014	$ 881.51
8/7/2014	8/20/2014	$ 16,561.36
8/11/2014	8/13/2014	$ 25,000.00
8/12/2014	8/14/2014	$ 123.96
8/15/2014	8/18/2014	$ 100.00
8/26/2014	8/28/2014	$ 1,000.00
8/27/2014	9/3/2014	$ 541.00

Checks		
Registered representative inadvertently failed to promptly forward checks on the dates listed below		
Received Date	Forwarded Date	Amount
8/28/2014	9/4/2014	$ 900.00
8/28/2014	9/4/2014	$ 500.00
9/5/2014	9/15/2014	$ 64,997.00
9/5/2014	10/29/2014	$ 10,000.00
9/8/2014	9/10/2014	$ 20,000.00
9/9/2014	9/11/2014	$ 250.00
9/9/2014	9/11/2014	$ 1,500.00
9/15/2014	9/17/2014	$ 60,000.00
10/10/2014	10/14/2014	$ 2,000.00
10/20/2014	10/22/2014	$ 1,200,000.00
10/20/2014	10/28/2014	$ 97.56
11/1/2014	11/5/2014	$ 1,500.00
11/1/2014	11/5/2014	$ 140,590.95
11/10/2014	11/12/2014	$ 13,402.45
11/10/2014	11/14/2014	$ 40,000.00
11/18/2014	11/20/2014	$ 5,000.00
11/21/2014	11/25/2014	$ 15,034.74
11/26/2014	12/4/2014	$ 1,000.00
12/1/2014	12/4/2014	$ 104,707.76
12/1/2014	1/29/2015	$ 131,097.77

Checks		
Registered representative inadvertently failed to promptly forward checks on the dates listed below		
Received Date	Forwarded Date	Amount
12/2/2014	12/9/2014	$ 50,000.00
12/8/2014	1/29/2015	$ 60,683.69
12/11/2014	12/13/2014	$ 4,800.00
12/11/2014	12/17/2014	$ 14,500.00
12/11/2014	12/17/2014	$ 5,500.00
12/13/2014	12/15/2014	$ 1,000.00
12/13/2014	12/15/2014	$ 1,000.00
12/17/2014	12/19/2014	$ 24,408.28
12/17/2014	12/31/2014	$ 100.00
12/18/2014	12/22/2014	$ 100,000.00
12/20/2014	12/23/2014	$ 100,000.00
12/20/2014	12/23/2014	$ 100,000.00
12/20/2014	12/23/2014	$ 100,000.00
12/20/2014	12/23/2014	$ 70,000.00
12/20/2014	12/26/2014	$ 10,000.00

Securities			
Registered representative inadvertently failed to promptly forward securities on the dates listed below			
Received Date	Forwarded Date	Share Quantity	Approx Value *
8/14/2014	8/18/2014	25	$ 1,300.00
8/14/2014	8/18/2014	106	$ 3,816.00
8/15/2014	8/18/2014	202	$ 7,000.00
8/15/2014	8/18/2014	101	$ 3,500.00
8/15/2014	8/18/2014	101	$ 3,500.00
8/29/2014	10/28/2014	300	$ 15,000.00
8/29/2014	10/3/2014	2904	$ 252,648.00
8/29/2014	10/3/2014	1553	$ 79,200.00
8/29/2014	11/13/2014	1614	$ 16,140.00
10/6/2014	10/10/2014	5000	$ 5,000.00
10/6/2014	10/10/2014	5000	$ 5,000.00
11/21/2014	11/25/2014	689	$ 39,300.00
* Approximate value at date forwarded			